Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

December 2, 2009

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20459

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Pro-Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Nine Months Ended September 30, 2009 File No. 1-31791

Dear Mr. Rosenberg:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2008 filed with the Commission on March 30, 3009 (the “2008 Form 10-K”), as set forth in your letter dated November 24, 2009 to Theodore Zucconi, Ph.D., Chief Executive Officer and President of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment. For your convenience, we have italicized the reproduced comment and have placed in boldface the heading of our response thereto.

Comment:

Form 10-K for the year ended December 31, 2008

Item 9A: Controls and Procedures

(b) Management’s Annual Report on Internal Controls Over Financial Reporting, page 33

1.     You state that “Management did not fully complete documentation of its testing to verify the effectiveness of the key controls.” Please tell us why this does not preclude you from concluding that your internal control over financial reporting was effective. Further, tell us what “other factors taken into consideration” means and how it entered into your conclusion that your internal controls over financial reporting was effective.

Securities and Exchange Commission

December 2, 2009

Response to Comment

As a non-accelerated filer, the Company was first required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) for its financial year ending December 31, 2007 with respect to management’s evaluation of the Company’s internal control over financial reporting (“ICFR”). For this purpose, it engaged an outside consultant (the “Consultant”) to manage the Company’s SOX 404 compliance process which was consistent with criteria established by the Committee of Sponsoring Organizations (COSO), and comprised several steps, including planning and scoping, key control determination, and assessment testing and deficiency evaluation. The Consultant issued a report (the “Consultant Report”) that supported management’s conclusion that its ICFR was effective as of December 31, 2007, which the Company reported in its Form 10-K annual report for that year (the “2007 Form 10-K”).

Two factors support management’s continued reliance on the Consultant Report as partial support for its conclusion as to the effectiveness of ICFR for the year ended December 31, 2008. First, as disclosed paragraph (c) of Item 9A(T) of the 2008 Form 10-K, there were no changes in the Company’s ICFR that occurred during the fourth quarter of 2008 that materially affected, or would be reasonably likely to materially affect, the ICFR. Second, the Company did not experience any changes in its financial management staff during the relevant periods for the evaluation of its ICFR as reported in the 2007 Form 10-K and the 2008 Form 10-K. The Consultant Report, the continuity of the Company’s financial management during the relevant reporting periods, and the absence of material changes in the Company’s ICFR constitute the “other factors taken into consideration” (the language from Item 9A(T) cited in Comment No. 1) that enabled management to report its conclusion as to the effectiveness of ICFR in the 2008 Form 10-K.

The Company’s engagement of the Consultant included analysis, documentation and testing of ICFR that was intended to support the Company’s request for an attestation report from its external auditor, as required by SOX 404, with respect to management’s evaluation of the Company’s ICFR. The Consultant Report notes that the Company, as a non-accelerated filer, was first required to include such an attestation report for its year ending December 31, 2008. As the Company became aware that the Commission had extended the initial compliance date for non-accelerated filers, it delayed completing its documentation and testing of ICFR for purposes of the SOX 404 auditor attestation. This delay is the factual basis for the sentence from Item 9A(T) cited in Comment No. 1 that “management did not fully complete documentation of its testing …”. That statement notwithstanding, however, the Company’ s management believes, for the reasons set forth above in this response, that it was entitled to conclude that its ICFR was effective as of December 31, 2008.

Report of Independent Registered Accounting Firm, page F-1

2.     Please tell us whether your auditor, Vitale, Caturano & Company, was registered with the PCAOB at the date of the auditors’ report and explain to us why they are no longer registered with the PCAOB. If there was a name change, please state the date of the change in your response.

Response to Comment

The Company’s auditor, Caturano and Company, and formerly known as Vitale, Caturano & Company, has advised the Company that it has been registered without interruption since October 14, 2003 (a period inclusive of the date of the auditors’ report in the 2008 Form 10-K), as an accounting firm with the Public Company Accounting Oversight Board. Vitale, Caturano & Company legally changed its name to “Caturano and Company” effective as of May 31, 2009, a date after the Company filed its 2008 Form 10-K.

Securities and Exchange Commission

December 2, 2009

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the reports cited in the Comment Letter, (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such reports, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 559-0033.

Sincerely,

/s/ Anthony D. Squeglia

Anthony D. Squeglia

Chief Financial Officer